UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)1

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2006
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 12 Pages)

____________________
1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40009 52 0	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,425,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,425,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%*

14	TYPE OF REPORTING PERSON OO

* Based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

CUSIP NO. 40009 52 0	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,337,358

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,337,358

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%*

14	TYPE OF REPORTING PERSON OO

* Based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

CUSIP NO. 40009 52 0	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,425,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,425,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%*

14	TYPE OF REPORTING PERSON CO

* Based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

CUSIP NO. 40009 52 0	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,337,358

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,337,358

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%*

14	TYPE OF REPORTING PERSON CO

* Based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

CUSIP NO. 40009 52 0	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,425,526

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,425,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%*

14	TYPE OF REPORTING PERSON IN

* Based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

CUSIP NO. 40009 52 0	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,337,358

	8	SHARED VOTING POWER

2,425,526

	9	SOLE DISPOSITIVE POWER

1,337,358

	10	SHARED DISPOSITIVE POWER

2,425,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,762,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%*

14	TYPE OF REPORTING PERSON IN

* Based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

          This Amendment No. 7 amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian on February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") on April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM on May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM on September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, and KVMM on May 9, 2003 ("Amendment No. 5"); and Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM on January 6, 2005 ("Amendment No. 6") (collectively the "Previous Filings"). All items not reported in this Amendment No. 7 are herein incorporated by reference from Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 2.	Identity and Background

          This Amendment No. 7 is being filed by Mike Kojaian, C. Michael Kojaian, KVMM, KV, KH, and Kojaian Management Corporation, a Michigan corporation ("KMC") (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

          KMC is a corporation incorporated under Michigan law. The address of KMC's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KMC is a real estate investment firm and owns 100% of KH. During the last five years, neither KMC nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KMC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KMC or any of its officers or directors being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. KMC is owned by Mike Kojaian and C. Michael Kojaian, each of whom is a 50% owner.

Item 4.	Purpose of Transaction.

          Item 4 of the Previous Filings is here incorporated by reference.

          On April 28, 2006, Grubb & Ellis Company (the "Company") and KV entered into a Series A-1 Preferred Stock Exchange Agreement (the "Agreement"). Pursuant to the Agreement, KV has agreed to exchange 11,725 shares of the Company's Series A-1 Preferred Stock ("Preferred Stock") for (i) 11,173,925 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), which is the common share equivalent that the holder of the Preferred Stock is entitled to receive upon a liquidation, merger, consolidation, sale or change in control of the Company, and (ii) a cash payment of $10,056,532.50 (or $.90 per share of each newly issued share of Common Stock). The closing of the Exchange Agreement will occur simultaneously with, and is expressly conditioned upon, the closing of the proposed public offering of the Company's Common Stock pursuant to the Registration Statement on Form S-1 filed by the Company on May 1, 2006.

          The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this Amendment No. 7, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company, other than the transactions contemplated by the Agreement.

          The Reporting Persons reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interests in Securities of the Issuer.

          (a-b)          The total number of shares of Common Stock deemed to be beneficially owned by all of the Reporting Persons is 3,762,884. This represents 39.3% of the outstanding shares of Common Stock based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006. The direct beneficial owners of such shares are represented in the following table (and each entity has sole voting and dispositive power over such shares):

Beneficial Owner	Shares	Percentage of All Outstanding Common Stock
Kojaian Holdings LLC (KH)	2,425,526	25.3%
Kojaian Ventures, L.L.C. (KV)	1,337,358	14.0%

TOTAL	3,762,884	39.3%

          In addition to the shares of Common Stock listed above, KV is the direct owner of, and has sole voting and dispositive power over, 11,725 shares of Preferred Stock.

          As the sole member of KH, KMC is the deemed beneficial owner of, and has sole voting and dispositive power over, the 2,425,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 25.3% of the outstanding shares of Common Stock based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

          As the managing director of KV, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 1,337,358 shares of Common Stock directly owned by KV. These shares represent approximately 14.0% of the outstanding shares of Common Stock based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006. In addition, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 11,725 shares of Preferred Stock directly owned by KV.

          As a 50% shareholder of KMC, Mike Kojaian is the deemed beneficial owner of, and has shared voting and dispositive over, the 2,425,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 25.3% of the outstanding shares of

Common Stock based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006.

          As (i) a 50% shareholder of KMC, (ii) the sole shareholder of KVMM and (iii) a member (along with KVMM) of KV, C. Michael Kojaian is the deemed beneficial owner of the 3,762,884 shares of Common Stock directly owned by KH and KV. These shares of Common Stock represent approximately 39.3% of the outstanding shares of Common Stock based on 9,579,025 shares as determined by the Company to have been outstanding as of April 21, 2006. Of such 3,762,884 shares of Common Stock, C. Michael Kojaian has sole voting and dispositive power over the 1,337,358 shares of Common Stock directly owned by KV and shared voting and dispositive power over the 2,425,526 shares of Common Stock directly owned by KH. In addition, C. Michael Kojaian is the deemed beneficial owner of, and has sole voting and dispositive power over, the 11,725 shares of Preferred Stock directly owned by KV.

          (c)          In the sixty (60) days prior to the date of this Amendment No. 7, the following private transactions with respect to the Common Stock occurred:

          (i)          Mike Kojaian transferred 850,844 shares of Common Stock to KMC;

          (ii)         C. Michael Kojaian transferred 850,842 shares of Common Stock to KMC; and

          (iii)         KMC transferred 1,701,686 shares of Common Stock to KH.

          All of the above-referenced transfers took place on April 7, 2006, and all of such transfers constituted contributions to entities owned by the transferor for which the transferor received no cash or other consideration other than as the owner of the transferee.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

          Item 6 of the Previous Filings is here incorporated by reference.

          On April 28, 2006, Grubb & Ellis Company (the "Company") and KV entered into the Agreement. Pursuant to the Agreement, KV has agreed to exchange 11,725 shares of Series A-1 Preferred Stock for (i) 11,173,925 shares of Common Stock, which is the common share equivalent that the holder of the Preferred Stock is entitled to receive upon a liquidation, merger, consolidation, sale or change in control of the Company, and (ii) a cash payment of $10,056,532.50 (or $.90 per share of each newly issued share of Common Stock). The closing of the Exchange Agreement will occur simultaneously with, and is expressly conditioned upon, the closing of the proposed public offering of the Company's Common Stock pursuant to the Registration Statement on Form S-1 filed by the Company on May 1, 2006.

          The Company, KV, and KH entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of April 28, 2006. Pursuant to the Registration Rights Agreement, the Company granted KV, KH and their affiliates (collectively, the "Kojaian Entities") demand and piggyback registration rights with respect to sales of Common Stock which the Kojaian Entities own or which they may acquire in the future. The Registration Rights Agreement replaces the registration rights granted by the Company to certain Kojaian Entities pursuant to an agreement entered into in 1996.

          The foregoing is a summary of the terms of the Agreement and the Registration Rights Agreement and does not purport to be a complete discussion of those documents. Accordingly, the foregoing is qualified in its entirety by reference to the full text of such documents, which have been filed as exhibits to the Company's Form 8-K Report dated April 28, 2006.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated May 1, 2006, by and among the Reporting Persons.

Exhibit 2

Series A-1 Preferred Stock Exchange Agreement, made as of April 28, 2006, by and between Grubb & Ellis Company and Kojaian Ventures, L.L.C. Filed as Exhibit 1 to the Form 8-K Report of the Company filed on May 1, 2006 and herein incorporated by reference.

Exhibit 3

Registration Rights Agreement, dated as of April 28, 2006, by and between Grubb & Ellis Company, Kojaian Ventures, L.L.C., and Kojaian Holdings LLC. Filed as Exhibit 2 to the Form 8-K Report of the Company filed on May 1, 2006 and herein incorporated by reference.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2006	/s/ Mike Kojaian
Mike Kojaian

Dated: May 8, 2006	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: May 8, 2006	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: May 8, 2006	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: May 8, 2006	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: May 8, 2006	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President